Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Nine months ended
	September 30,
	2007	2006
Earnings:
Income from continuing operations before income taxes	$142,971	$90,786
Add fixed charges (from below)	118,970	92,241

	$261,941	$183,027

Fixed charges:
Interest expense:
Corporate	$106,650	$72,765
Amortization of deferred financing costs	5,202	13,902
Implicit interest in rental expense	7,118	5,574

Fixed charges	$118,970	$92,241

Ratio (earnings divided by fixed charges)	2.20	1.98